June 4, 2009
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20548

Re.	Callidus Software Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed on March 12, 2009 File No. 000-50463
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated May 18, 2009 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 9A. Controls and Disclosures
Management’s Annual Report on Internal Control Over Financial Reporting, page 49
1.	We note your response to comment 1 of our letter dated April 6, 2009 that management made changes in the company’s internal controls over financial reporting in the fourth quarter of 2008 to address the misstatements and to prevent a recurrence of the issues. You stated in the Form 10-K that there were “no changes in [y]our internal control over financial reporting during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please advise.
Our Response: After identifying the misstatements, management evaluated the nature of the error and the company’s existing internal controls to determine how to prevent a recurrence.

The first step in this evaluation was a detailed review of all license sales transactions for 2007 and 2008 to determine if the identified error was an isolated incident or if additional errors existed. Our review identified no additional errors.
Management then evaluated the existing process and internal controls for order fulfillment and product delivery. For all license sales transactions in 2007 and 2008, including the transaction that resulted in the error, our controls and process included the following steps:
•	Sales force identification of product deliverables and communication to Legal and Finance departments

•	Legal department contract review

•	Finance department contract review to ensure compliance with corporate revenue policy

•	Preparation of customer delivery notification for order fulfillment of the licensed products[1]

•	Manager review and signoff of customer delivery notification

•	Execution of customer delivery (ie, transmission of customer delivery notification)
In addition, while not an active control by us, there was the compensating control that customers would notify us if we failed to deliver a product they had licensed.
We determined that the error in the third quarter of 2007 resulted from a miscommunication of product deliverables between the sales force and the home office, and the customer did not notify us of the failure to deliver until the third quarter of 2008. Our evaluation concluded that two minor enhancements to the controls and process would help eliminate the possibility of a similar error occurring in the future. The first minor enhancement was to further enhance the communication channel by revising and formalizing the use of a standardized Contract Initiation Form, which is prepared by our sales executive responsible for negotiating the customer order. This form is used by the sales executive to communicate the product deliverables and other key items to the Legal and Finance departments as a precursor to the drafting and finalization of the customer contract. The form requires the sales executive to clearly indicate all products that should be included in the product schedule of our license contract for that customer. The second minor enhancement was a modification to our order fulfillment process to grant customers access to all of our products that are available for download. Previously our customers only had access to the specific products included in their licensing agreement. By implementing this change, we ensure that every element of a license contract is delivered to each of our customers.

[1]	Delivery of our products is normally accomplished by email of electronic “keys” that enable customers to download our products from our FTP site.

Although these incremental enhancements improved our internal controls, our chief executive officer and I do not believe that these enhancements have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 11. Executive Compensation
Incorporated by Reference to Definitive Proxy Statement Filed April 24, 2009
Compensation Discussion and Analysis, page 16
Performance Bonuses, page 18
2.	It appears from your tabular disclosure on page 19 and Forms 10-Q that you may have reached some of the performance metric goals in the first, third, and fourth quarters of 2008. In future filings, please ensure that the attainment (or non-attainment) of each performance goal is clear for any particular quarter.
Our Response: In future filings, we will ensure that the attainment (or non-attainment) of each performance goal is clear for any particular quarter.
3.	You state that the target bonus amounts for 2008 ranged from 55% to 100% of the base salary earned during the performance period. We note that you do not specify the target bonus for each of the named executive officers, other than for the President/Chief Executive Officer and the Senior Vice president Worldwide Sales. In future filings, please disclose the specific percentage of the base salary that constitute the target bonus for each of the named executive officers.
Our Response: In future filings, we will disclose the specific percentage of the base salary that constitute the target bonus for each of the named executive officers.
Exhibits
4.	We note your response to comment 4 of our letter dated April 6, 2009 but continue to believe that you should file the individual offer letters or employment agreements for Mr. Graves, Mr. Burkhart, and Ms. Holly as well as any updated employment agreements with Mr. Stretch and Mr. Fior. It appears that the offer letter could differ materially depending on whether the executive officer was granted stock options or awarded restricted stock units. In this regard, it is not appropriate to file the offer letter as a form agreement.
Our Response: We will address the Commission’s request beginning with our Form 10-Q filing for the quarter ending June 30, 2009, by filing all extant offer letters and amendments thereto for named executive officers that have not yet been filed.  In addition, in the future, we will file the actual offer letters and amendments thereto for our named executive officers, rather than just the form of offer letter.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (408) 808-6518.
Sincerely yours,
/s/ Ronald J. Fior
Ronald J. Fior
Chief Financial Officer,
Senior Vice President, Finance and Operations